SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Montpelier Re Holdings Ltd.

(Name of Issuer)

Common Shares, par value 1/6 cent per share

(Title of Class of Securities)

G62185106

(CUSIP Number)

John V. Del Col, Esq.

General Counsel & Secretary

Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke, HM 08 Bermuda

(441) 278-0400

With a copy to:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G62185106

1.	Names of reporting persons. Endurance Specialty Holdings Ltd. (“Endurance”)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on April 1, 2015 by Endurance Specialty Holdings Ltd. (“Endurance”), relating to the shares, par value 1/6 cent per share (the “Montpelier Shares”), of Montpelier Re Holdings Ltd. (“Montpelier”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

The Voting Agreement entered into by Endurance and the shareholder parties listed on Schedule I attached hereto has been terminated in accordance with its terms. Accordingly, Endurance can no longer be deemed the beneficial owner of any Montpelier Shares. This Amendment is Endurance’s final amendment to the Schedule 13D and is an exit filing.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 31, 2015, pursuant to the Merger Agreement, the parties to the Merger Agreement consummated the Merger. As a result of the Merger, each outstanding Montpelier Share was converted into the right to receive the Merger Consideration. In accordance with the Merger Agreement, the 100 common shares of Montpelier held by Endurance indirectly through a wholly-owned subsidiary were cancelled and retired automatically and no consideration was delivered in exchange therefor.

The Voting Agreement terminated at the closing of the Merger in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

As of July 31, 2015, Endurance may be deemed to be the beneficial owner of, and to have shared voting power with respect to, 0 Montpelier Shares. Pursuant to the transactions described in Item 4, Endurance ceased to be a beneficial owner of more than five percent of the Montpelier Shares on July 31, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

The Voting Agreement terminated in accordance with its terms.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
Name: John V. Del Col
Title: General Counsel & Secretary

Schedule I

Shareholders of the Issuer Party to Voting Agreement

Charlesbank Equity Fund VII, Limited Partnership

CB Offshore Equity Fund VII, L.P.

CB Parallel Fund VII, Limited Partnership

Charlesbank Coinvestment Partners, Limited Partnership

Charlesbank Equity Coinvestment Fund VII, Limited Partnership

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